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                                                                    Exhibit 99.1

                            [LOGO VIVENDI UNIVERSAL]


                                                         Paris, December 4, 2003



            Edgar M. Bronfman and Edgar Bronfman, Jr. resign from the
                      Vivendi Universal Board of Directors


Jean-Rene Fourtou announced today that he has received on December 3, 2003, notice of the resignation of Edgar M. Bronfman and Edgar Bronfman, Jr. from their terms of office as directors of Vivendi Universal.

Edgar Bronfman, Jr. decided to resign from the Board and from his position within the company due to his participation in the acquisition of Warner Music.

Jean-Rene Fourtou personally thanked Messrs Bronfman for their trust and their active support to the financial and strategic turnaround of Vivendi Universal since Mr. Fourtou has served as Chairman and CEO of Vivendi Universal.